Mail Stop 3561

December 18, 2007

Mr. John Dean Harper
Chief Executive Officer
Tone in Twenty
201 Las Vegas Blvd. S., Suite 200
Las Vegas, NV 89101

Re: Tone in Twenty, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-147111
Filed on December 5, 2007

Dear Mr. Harper,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. You disclose here that as of August 31, 2007 you have 425,000 common shares issued and outstanding. Elsewhere you indicate that you have 2,625,000 shares outstanding. Please revise for consistency or advise.

Our Company, page 3

2. We note your response to prior comment 4 and reissue the comment. In your revised disclosure, you state that you conducted an evaluation of your plan of operations to "define [your] physical fitness services and advertising program." While it appears that you may have refined your plan of operations as a result of the evaluation, you have not provided a sufficiently detailed description of the plan. Please revise here to provide this disclosure. Please briefly describe your current operations and an estimate of the time frame before you commence operations and any obstacles involved before you can fully commence operations.

3. In this regard, please provide a brief description of what the evaluation entailed and how you generated revenues from it. Similarly revise under "Revenues," at page 22.

4. Also, please briefly describe what is meant by personal fitness training using isometric techniques. Similarly revise under "Description of Business," at page 17.

5. Please disclose that you are a developmental stage company.

6. We note your response to prior comment 5.   Please revise the second-to-last paragraph on page 3 to disclose your cash at hand as of the most recent date practicable.

Our Company, page 17

7. We note your response to prior comment 16 and reissue the comment. Please discuss in greater detail the specific steps, including expected capital expenditures, which will be necessary in order to begin operations within six months of obtaining financing and to achieve profitability.

Our Strategy, page 19

8. We note your strategy discussion. Please supplement your discussion by disclosing how much you are expecting to charge for your services.

Intellectual property, page 20

9. We note that you have revised your disclosure in response to prior comment 21. However, your disclosure is unclear as to whether Mr. Harper has created new equipment or a new technique and/or process for isometric exercise and what his level of expertise is. Please clarify and revise to explain why you believe your non-patentable intellectual property gives you a competitive advantage.

Certain Relationships and Related Transactions, page 29

10. Please disclose whether there is a written agreement between the officer and the company regarding the donated office space. If not, please indicate that there can be no guarantee that the officer will not seek reimbursement for the donated space in the future.

Selling Shareholders, page 31

11. In the selling shareholder table, refer to the column labeled "Total shares to be Owned Upon Completion of this Offering." Because footnote 2 to the table indicates that the table assumes all shares to be offered are sold, it appears that the number listed in the "Shares to Owned Upon Completion" column should be 0. Please revise or advise.

12. Please advise us whether or not any of the selling security holders are broker-dealers or an affiliate of a broker dealer.

Description of Securities, page 36

13. We note the statement that all outstanding shares are "fully paid and non-assessable." This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it.

Interest of Named Experts and Counsel, page 38

14. You indicate that no counsel named in the prospectus is connected with the registrant as a director or officer. However, it appears John Dean Harper is your counsel as well as an officer and director. Please revise or advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile
(702) 384.2261